UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2017

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	September 29, 2017	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONNECTED TRANSACTION

LAND USE RIGHTS TRANSFER AND
BUILDINGS COMPENSATION

Reference is made to the overseas regulatory announcement on resolutions passed by the Board dated 30 March 2017. On its second regular meeting in 2017, the Board of the Company considered and approved the proposal regarding the transfer of the Target Land and Buildings in the eastern district of the Shanghai Hongqiao International Airport to CEA Holding. On 28 June 2017, on its sixth ordinary meeting, the eighth session of the Board of the Company considered and approved the proposal regarding the change to the plan for handling the Target Land and Buildings in the eastern district of the Shanghai Hongqiao International Airport, pursuant to which it was agreed the transferee shall be changed from CEA Holding to its wholly-owned subsidiary Eastern Investment.

LAND USE RIGHTS TRANSFER AGREEMENT AND BUILDINGS COMPENSATION AGREEMENT

The Board announces that on 29 September 2017, the Company entered into the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement with Eastern Investment in Shanghai. Pursuant to the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement, (i) the Company agreed to transfer to Eastern Investment the land use rights in respect of the Target Land together with the Buildings thereon at the eastern district of Terminal One of the Shanghai Hongqiao International Airport; and (ii) Eastern Investment agreed to compensate the Company for the transfer of the Buildings, at total consideration of RMB808.01 million.

LISTING RULES IMPLICATIONS

As at the date of this announcement, Eastern Investment is a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company. Accordingly, Eastern Investment is a connected person of the Company and the Land Use Rights Transfer together with the Buildings Compensation to Eastern Investment shall constitute a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules are more than 0.1% but less than 5%, the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement shall be subject to the reporting and announcement requirements and exempt from the requirements regarding the publication of circular and independent shareholders’ approval.

OVERVIEW

Reference is made to the overseas regulatory announcement on resolutions passed by the Board dated 30 March 2017. On its second regular meeting in 2017, the Board of the Company considered and approved the proposal regarding the transfer of the Target Land and Buildings in the eastern district of the Shanghai Hongqiao International Airport to CEA Holding. On 28 June 2017, on its sixth ordinary meeting, the eighth session of the Board of the Company considered and approved the proposal regarding the change to the plan for handling the Target Land and Buildings in the eastern district of the Shanghai Hongqiao International Airport, pursuant to which it was agreed the transferee shall be changed from CEA Holding to its wholly-owned subsidiary Eastern Investment.

The Board announces that on 29 September 2017, the Company entered into the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement with Eastern Investment in Shanghai. Pursuant to the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement, (i) the Company agreed to transfer to Eastern Investment the land use rights in respect of the Target Land together with the Buildings thereon at the eastern district of Terminal One of the Shanghai Hongqiao International Airport; and (ii) Eastern Investment agreed to compensate the Company for the transfer of the Buildings, at total consideration of RMB808.01 million.

1.	LAND USE RIGHTS TRANSFER AGREEMENT

Key terms of the Land Use Rights Transfer Agreement are set out below:

Date

29 September 2017

Parties

(1)	the Company; and

(2)	Eastern Investment.

Land Use Rights Transfer in respect of the Target Land

Pursuant to the Land Use Rights Transfer Agreement, the Company agreed to transfer and Eastern Investment agreed to acquire the land use rights in respect of the Target Land. The Company warrants that the Target Land will be delivered to Eastern Investment at such time as requested by Eastern Investment upon signing of the Land Use Rights Transfer Agreement, and that it will cooperate with the change of title of assets registration within 180 days after the Land Use Rights Transfer Agreement becomes effective.

Consideration

RMB411.81 million.

Payment Method

In accordance with the Land Use Rights Transfer Agreement, 35% of the total consideration of RMB411.81 million for the Land Use Rights Transfer Agreement shall be paid by Eastern Investment to the Company before 31 December 2017. Subject to the completion of registration with competent administrative authorities in respect of the Land Use Rights Transfer and to the acquisition by Eastern Investment of the land use rights certificate in respect of the Target Land before 31 December 2018, Eastern Investment shall pay the remaining 65% of the total consideration of RMB411.81 million for the Land Use Rights Transfer Agreement to the Company on 31 December 2018. In the event that Eastern Investment has not obtained the land use rights certificate in respect of the Target Land on 31 December 2018, the payment deadline will be extended accordingly to such date as agreed by both parties.

2.	BUILDINGS COMPENSATION AGREEMENT

Key terms of the Buildings Compensation Agreement are set out below:

Date

29 September 2017

Parties

(1)	the Company; and

(2)	Eastern Investment.

Compensation for the Buildings

In view of the Land Use Rights Transfer together with the transfer of the Buildings on the Target Land by the Company to Eastern Investment, Eastern Investment agrees to pay compensation to the Company for the transfer of the Buildings. The Buildings consist of buildings, structures and green belts. The Company warrants that all Buildings under the Buildings Compensation Agreement will be delivered to Eastern Investment in such state and at such time as requested by Eastern Investment upon signing of the Buildings Compensation Agreement.

Consideration

RMB396.20 million.

Payment Method

In accordance with the Buildings Compensation Agreement, 35% of the total consideration of RMB396.20 million for the Buildings Compensation Agreement shall be paid by Eastern Investment to the Company before 31 December 2017. Subject to the completion of registration with competent administrative authorities in respect of the Land Use Rights Transfer and to the acquisition by Eastern Investment of the land use rights certificate in respect of the Target Land before 31 December 2018, Eastern Investment shall pay the remaining 65% of the total consideration of RMB396.20 million for the Buildings Compensation Agreement to the Company on 31 December 2018. In the event that Eastern Investment has not obtained the land use rights certificate in respect of the Target Land on 31 December 2018, the payment deadline will be extended accordingly to such date as agreed by both parties.

3.	BASIS OF DETERMINATION OF THE CONSIDERATION

The total consideration for the Land Use Rights Transfer and the Buildings Compensation amounts to RMB808.01 million, which was determined based on the valuation report issued by the Valuer, namely Pan-China Assets Appraisal Co., Ltd. The market comparison approach has been adopted for the valuation of the Target Land. The replacement cost approach has been adopted for the valuation of the Buildings. Pursuant to the asset valuation report (TXPB ZI (2017) No. 0229) issued by the Valuer on 16 June 2017, as at the valuation reference date of 31 January 2017, the total book value of the Target Land amounted to RMB207.25 million and its valuation amounted to RMB411.81 million; the total net book value of the Buildings amounted to RMB234.88 million and its valuation amounted to RMB396.20 million. The valuation of the Target Land and the Buildings amounted to RMB808.01 million in total, representing an appreciation of RMB365.88 million or an appreciation rate of 82.75%.

Condition of the Target Land and the Buildings

The Target Land comprises of six parcels of land at the eastern district of Terminal One of the Shanghai Hongqiao International Airport held by the Company with a total area of approximately 371,652 square meters. The conditions of the Buildings thereon (comprising of 90 buildings and constructions, 62 structures, and green belts with a total area of 31,623 square meters) are as follows:

(i)	The 90 buildings to be transferred, with gross construction area of 177,712.66 square meters, are mainly offices, warehouses for materials, production premises for aircraft maintenance engineering and auxiliary buildings, all of which are located near the Shanghai Hongqiao International Airport. They are mainly located at Konggang (3) Road and No.2550 Hongqiao Road, Changning District, Shanghai. The majoirty of the buildings were built in the 1990s and thereafter. Certain buildings were built in the 1970s or 1980s and had existed a relatively longer time since its construction;

(ii)	The 62 structures to be transferred are mainly auxiliary premises for aircraft maintenance engineering and relevant facilities and were built a long time ago and are scattered; and

(iii)	T h e green belts to be transferred are mainly distributed around the flights department, passenger service training center, operation control center and warehouse of comprehensive administration department of the Company (located at No.92 Konggang (2) Road), China Eastern Airlines Technology Co. Ltd. and outside of the walls along Konggang (3) Road.

There is no security or pledge over or any other limitations on the transfer of the land use rights in respect of the Target Land and the Buildings thereon, nor is there any litigation, arbitration or judicial measures such as seizure or freezing involved, nor is there any other situation that would otherwise impede the Land Use Rights Transfer.

4.	POSSIBLE FINANCIAL IMPACTS OF THE LAND USE RIGHTS TRANSFER AND THE BUILDINGS COMPENSATION

It is expected that the Group will record a profit before tax of RMB365.88 million as a result of the Land Use Rights Transfer and the Buildings Compensation. Net proceeds from the Land Use Rights Transfer and the Buildings Compensation are RMB808.01 million and will be used for general working capital.

It is expected that the Land Use Rights Transfer and the Buildings Compensation will not materially affect the operating results of the Company for the year 2017. The actual profit or loss of the Land Use Rights Transfer and the Buildings Compensation will be determined after the completion of the Land Use Rights Transfer.

5.	REASONS FOR AND EXPECTED BENEFITS OF THE TRANSACTION

(a)	Reasonably avoid idleness and wastage of land

The Company plans to relocate its headquarters office to Eastern Airlines City of Hongqiao Western District, Shanghai at the end of 2017. The land and buildings in the eastern district of Shanghai Hongqiao International Airport will no longer be used for production and operation by that time. According to the planning and related regulations of the Shanghai Municipal People’s Government, the Company also cannot undertake direct development and modification of that part of land. The grant of that part of land is conducive to avoiding idleness and wastage of land.

(b)	Actively support the Shanghai government’s overall planning for the eastern district of Hongqiao, Shanghai

According to the Shanghai government’s overall planning for the eastern district of Hongqiao, Shanghai, the nature of the use of the land at the eastern district of Shanghai Hongqiao International Airport belonging to the Company has been changed from land for road and traffic to land for commercial and service provision, education and scientific research and design, as well as other business office facilities. The Company cannot undertake direct development and use of that part of the land based on its 2013 regulatory planning. After the relocation of the Company’s headquarters office to the Eastern Airlines City of Hongqiao Western District, Shanghai, the Target Land will be handed over to the Changning District Government, Shanghai or its designated five on-site groups including CEA Holding for unified planning and use.

(c)	Can solve part of the defective properties of the Company and enhance our corporate image at the same time

The Company publicly announced in June 2014 that: Due to historical reasons, some of the land and property injected by CEA Holding into the Company had not yet been transferred under the name of the Company. With regard to the 76 properties which are located in the eastern district of Shanghai Hongqiao International Airport (the relevant land ownership of which has been transferred to the Company) (with an aggregate gross construction area of approximately 146,700 square meters), the relevant construction procedures were not completed for the buildings due to historical reasons, and therefore it is currently difficult to carry out ownership transfer. As a result, CEA Holding undertook that it shall, strive for opportunity under the development of the eastern district of Shanghai Hongqiao International Airport to resolve defects in relevant building ownership by completing relevant procedures for transferring building ownership to the Company in batches upon fulfillment of conditions or through land replacement, the expected final completion time of which is approximately 10 to 12 years. In the event of failure to complete the above procedures within the said time, CEA Holding will bear the corresponding responsibilities.

After the Company has completed the transfer of the land use rights in respect of the Target Land located in the eastern district of the Shanghai Hongqiao International Airport to Eastern Investment, the ownership of the Target Land and Buildings erected thereon will belong to Eastern Investment. The issue relating to the 76 defective properties on the Target Land will be solved at the same time, which will enhance the image of the Company on the capital market.

6.	LISTING RULES IMPLICATIONS

As at the date of this announcement, Eastern Investment is a wholly-owned subsidiary of CEA Holding, the controlling shareholder of the Company. Accordingly, Eastern Investment is a connected person of the Company and the Land Use Rights Transfer together with the Buildings Compensation with Eastern Investment shall constitute a connected transaction of the Company under Chapter 14A of the Listing Rules.

As the relevant applicable percentage ratios set out in the Listing Rules are more than 0.1% but less than 5%, the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement shall be subject to the reporting and announcement requirements and exempt from the requirements regarding the publication of circular and independent shareholders’ approval.

The proposals regarding the Land Use Rights Transfer and the Buildings Compensation and the proposals regarding the change of transferee under the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement from CEA Holding to Eastern Investment have been considered and approved at the second regular meeting in 2017 of the Board and the sixth ordinary meeting of the eighth session of the Board, respectively. Each of Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Ma Xulun (the vice chairman and president of the Company), Mr. Li Yangmin (a Director and a vice president of the Company), Mr. Xu Zhao (a Director), Mr. Gu Jiadan (a Director), Mr. Tang Bing (a Director and a vice president of the Company) and Mr. Tian Liuwen (a Director and a vice president of the Company) is a member of the senior management of CEA Holding. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving (i) the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement and the transactions contemplated thereunder; and (ii) the change of the transferee under the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement to Eastern Investment. Save as aforesaid, none of the Directors has any material interests in the Land Use Rights Transfer Agreement or the Buildings Compensation Agreement and therefore no other directors abstained from voting in respect of the relevant board resolution.

In view of the above, the Board, including the independent non-executive Directors, considers that the transactions contemplated under the Land Use Rights Transfer Agreement and the Buildings Compensation Agreement are conducted on normal commercial terms or on terms no less favourable to the Company than those available to independent third parties, are entered into in the continuing or daily course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole.

7.	INFORMATION OF THE PARTIES

The Group is principally engaged in the business of civil aviation.

Eastern Investment was established in the PRC with a registered capital of RMB1,412.50 million and is principally engaged in industrial investment and relevant consulting services, investment in and development and operation of real estate, leasing of self- owned buildings and property management etc.

8.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“Board”	the board of Directors;

“Buildings”	The buildings, structures and green belts on the Target Land as set out in the Buildings Compensation Agreement;

“Buildings Compensation”	the compensation in respect of the Buildings to be received by the Company from Eastern Investment pursuant to the Buildings Compensation Agreement;

“Buildings Compensation Agreement”	the agreement in respect of the Buildings Compensation entered into between the Company and Eastern Investment in Shanghai on 29 September 2017, pursuant to which, Eastern Investment shall pay to the Company compensation for the transfer of the Buildings;

“CEA Holding”	中國東方航空集團公司 (China Eastern Air Holding Company*), a wholly PRC state-owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital as at the date of this announcement;

“Company”	中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person(s)”	has the meaning ascribed to it under the Listing Rules;

“Directors”	the directors of the Company;

“Eastern Investment”	Shanghai Eastern Airlines Investment Co., Limited, a company incorporated in the PRC with limited liability, being a wholly- owned subsidiary of CEA Holding as at the date of this announcement;

“Hong Kong”	Hong Kong Special Administrative Region of the PRC;

“Land Use Rights Transfer”	the transfer of the land use rights in respect of the Target Land by the Company to Eastern Investment pursuant to the Land Use Rights Transfer Agreement;

“Land Use Rights Transfer Agreement”	the agreement in respect of the Land Use Rights Transfer entered into between the Company and Eastern Investment in Shanghai on 29 September 2017, pursuant to which, the Company shall transfer to Eastern Investment the land use rights in respect of the Target Land and the Buildings thereon;

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	the People’s Republic of China;

“RMB”	Renminbi yuan, the lawful currency of the PRC;

“Shareholder(s)”	the shareholders of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Target Land”	the six land parcels located at the eastern district of Terminal One of the Shanghai Hongqiao International Airport with total area of approximately 371,652 square meters;

“Valuer”	北京天健興業資產評估有限公司 (Pan-China Assets Appraisal Co., Ltd*);

“%”	per cent.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the PRC

29 September 2017

*	For identification purposes only

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hongping (Independent non-executive Director).

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